UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K/A

(Amendment No. 1)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal year ended December 31, 2021
◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Commission file number 001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BALL CORPORATION

401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

BALL CORPORATION

9200 W. 108th Circle

Westminster, Colorado, 80021-2510

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

EXPLANATORY NOTE

Ball Corporation (the "Company", "we", or "our") is filing this Amendment No. 1 on Form 11-K/A (the “Amendment”) to amend our Annual Report on Form 11-K (the “Original Filing”) for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“the SEC”) on June 10, 2022. We are filing this Amendment solely to include the conformed signature of BDO USA, LLP (“BDO”) for the Report of Independent Registered Public Accounting Firm required by Item 8, Part II and for the Report of Independent Registered Public Accounting Firm required by Item 9A, Part II (collectively, the “Reports”). The Original Filing inadvertently omitted BDO’s conformed signatures for the Reports.

Other than with respect to the foregoing, this Amendment does not modify or update in any way the disclosures made in the Original Filing. This Amendment speaks as of the date of the Original Filing and does not reflect events that may have occurred subsequent to the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the filings that we have made with the SEC subsequent to the date on which we filed the Original Filing, together with any amendments to those filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ball Corporation 401(k) and Employee Stock Ownership Plan
June 13, 2022	By:	/s/ Thresa Lambert
	Name:	Thresa Lambert
	Title:	Retirement and Savings Analyst

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Global Pension & Benefits Committee and Plan Participants

Ball Corporation 401(k) and Employee Stock Ownership Plan

Westminster, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Supplemental Information

The supplemental information in the accompanying schedule of non-exempt transactions for the year ended December 31, 2021 and assets (held at end of year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

/s/ BDO USA, LLP

Denver, Colorado

June 10, 2022

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020

Assets:
Investments, at fair value	$3,483,700,793	$3,215,277,179
Total investments	3,483,700,793	3,215,277,179

Receivables:
Employee contributions	3,101,543	2,509,869
Employer contributions, net of forfeitures	16,988,216	15,942,654
Notes receivable from participants	22,403,180	22,125,314
Total receivables	42,492,939	40,577,837
Net assets available for benefits	$3,526,193,732	$3,255,855,016

See accompanying Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,

	2021	2020

Additions:
Investment income:
Dividends and interest	$ 61,663,519	$ 61,817,648
Net appreciation in fair value of investments	297,754,642	530,392,848
Total net investment income	359,418,161	592,210,496

Interest income on notes receivable from participants	1,108,581	1,214,366

Contributions:
Participant	100,811,266	84,389,596
Employer, net of forfeitures	52,426,524	46,752,032
Rollovers	37,376,389	16,215,444
Total contributions	190,614,179	147,357,072
Total additions	551,140,921	740,781,934

Deductions:
Distributions to participants and loans deemed distributed	279,334,185	208,223,293
Administrative expenses	1,468,020	1,174,128
Total deductions	280,802,205	209,397,421

Net increase in net assets, before merger and transfers	270,338,716	531,384,513

Plan Merger (Note 1)	-	42,898,579
Transfers in (Note 1)	-	329,551

Net increase in net assets after merger and transfers	270,338,716	574,612,643

Net assets available for benefits:
Beginning of the year	3,255,855,016	2,681,242,373
End of the year	$ 3,526,193,732	$ 3,255,855,016

See accompanying Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

Note 1–Description of the Plan

The following is a brief description of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”).  Participants should refer to the Plan Document or the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan established on September 1, 1983. Ball Corporation (the “Company”) is the Plan’s Sponsor and the Plan was administered by the Employee Benefits Administration Committee (“EBAC”).  On March 4, 2020, the EBAC was absorbed into the Global Pension Benefits Committee (“GPBC”), and the GPBC became the administrator of the Plan. The Plan was most recently amended and restated effective January 1, 2015.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2020, the Plan was amended to update the definition of eligible earnings for one location.

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) was passed into law. The SECURE Act allows participants turning age 70 ½ during 2020 or subsequent to defer required minimum distributions until age 72. The Plan has adopted the provisions of the SECURE Act and has amended the Plan effective January 1, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed into law. The CARES Act expands the ability of certain 401(k) plan participants to withdraw, penalty free, funds from their vested retirement plan accounts (up to $100,000), increases the participant loan limit to $100,000, and delays loan repayments for up to one year, subject to certain participant eligibility criteria. The Plan adopted the provisions of the CARES Act related to expanded ability of withdrawals and allowed for delayed loan repayments for up to one year if requested by participants. The Plan will later be amended to include these provisions.

Effective December 31, 2020, the Rexam Retirement Savings Plan for Collectively Bargained Employees (the “Rexam Plan”) was merged into the Plan. To facilitate this transition, participants of the Rexam Plan were not able to direct or diversify investments to their accounts, change address, make unscheduled loan payments, or obtain a loan or distribution from their prior plan accounts from December 28, 2020 through the week of January 10, 2021. Net assets of approximately $43 million were transferred into the Plan, which included participant investment balances and loan balances of approximately $42 million and $1 million, respectively.

Trustee and Recordkeeper of the Plan

The Trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”).  The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. Vanguard is also the recordkeeper of the Plan.

Eligibility

All U.S. salaried and hourly employees of the Company, who are over 18 years of age and are in participating subsidiaries, are eligible to participate in the Plan. Employees who are considered temporary or seasonal become eligible upon completion of 1,000 hours of service in a computation period, as defined by the Plan Document. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her eligibility date.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

Employee Contributions

The Plan allows eligible participants to contribute a portion of their eligible pay to the Plan on a pre-tax basis and post-tax basis (Roth), within limits defined by the Plan. Such limits vary among certain employee classifications. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to annual IRC limitations. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates on a tax deferred basis until withdrawal.

The Plan provides for the automatic enrollment at a specified percentage of pre-tax deferral of eligible pay (as defined for each group in the Plan Document) for newly hired employees, unless the employee affirmatively elects not to make a pre-tax contribution or elects to make contributions of a different amount. The Plan also provides an automatic one-step increase. Employees may opt-out of the automatic increases at any time.

Participants may change the level of their contributions or suspend their contributions entirely at any time. The Plan also permits rollover contributions, which represent funds that participants transfer into the Plan from previous qualified plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

Employees of Ball Aerospace and Technologies Corp. (“BATC”) who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan. This provision allows for a match of up to a maximum of 2.0 percent of the eligible earnings that such eligible BATC Employee deferred; multiplied by the BATC Economic Value Added performance factor, between 0 and 1 (inclusive), in accordance with conditions of the BATC Performance Sharing Match Program; multiplied by a factor of 1.25. The additional match is invested in accordance with participant elections. BATC employees earned a full match in 2021 and 2020, based on the Economic Value Added performance factor achieved of 1. The Company contributions of this type were $13,091,675 in 2021 and $12,299,875 in 2020. The 2021 and 2020 contributions were funded in 2022 and 2021, respectively.

The Company makes additional contributions for some employee groups. Generally, these contributions are made each pay period and are based on the eligible hours worked by the employee during the pay period. Additional contributions are invested in accordance with participant elections subject to the restrictions noted in the Company Stock paragraph below.  The Company contributions of this type were $917,849 in 2021 and $912,973 in 2020.

Vesting

Participants are always fully vested in their own contributions and related earnings, any Company matching contributions and any additional Company contributions, including related earnings.

Forfeitures

The forfeitures balance was $2,711 and $966 at December 31, 2021 and 2020, respectively.  Forfeitures, if any, are used to pay plan expenses or reduce employer contributions. During 2021, $270,138 was used for employer contributions and $0 was used for expenses. During 2020, $2,134 was used for employer contributions and $27,660 was used for expenses.  The balance of uncashed checks was $309,109 and $293,625 at December 31, 2021 and 2020, respectively.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. Distribution methods available are lump sum, installments, and partial distributions.  A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions. Upon termination, if a participant’s vested account balance is $5,000 or less, it cannot be left in the Plan.  If the balance is $1,000 or less, the balance will be distributed in a lump sum payment.  If the balance is more than $1,000 but less than or equal to $5,000, the amount will be transferred to an individual retirement account, unless a distribution is requested.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Notes Receivable from Participants

Generally, loans bear interest at 1.0 percent above the Prime Rate (as published by Thomson Reuters News Agency) or the going rate for similar loans and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12 month period, or 50 percent of a participant’s eligible account balance. Loans are distributed by lump sum, are paid back through installments, and are for a maximum of 5 years, unless used for the purchase of a principal residence, which can repaid over a 15 year term. Each participant is permitted only one outstanding loan at a time. Participant loans at December 31, 2021, had interest rates ranging from 4.25 percent to 6.50 percent.

Participant Accounts

Each participant’s account is credited with the participant’s contribution; the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings (losses) and certain administrative expenses. Plan earnings (losses) and expenses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Transfers In

Prior to the merger, certain employees from the Rexam Retirement Savings Plan for Collectively Bargained Employees Plan could transfer locations or become a salaried employee, in which case, they became participants of, and their account balances were transferred to, the Ball Corporation 401(k) and Employee Stock Ownership Plan.

Company Stock

Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund.  In the event a participant’s investment in the Ball Corporation Common Stock Fund exceeds 35 percent, future contributions, loan payments and transfers to the Plan will be directed to the default investment fund until such time that the participant’s investment level in the Ball Corporation Common Stock Fund drops below 35 percent of their account value.  The default investment fund is the date-specific Target Retirement fund that most closely matches the participant’s expected retirement year (based on an assumed retirement age of 65). Company matching contributions are invested according to participant elections.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

Company Stock Dividends

Participants have the option to either reinvest dividends paid on his/her share of Ball Corporation common stock or receive the dividends in cash.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Contributions

Participant contributions, employer contributions, and related matching contributions are recorded in the period payroll deductions are made, or earned.

Income Recognition

The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date).  Capital gains/losses are included in the net appreciation (depreciation) in fair value of investments.

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the Trustee, are paid by the Company and are excluded from the financial statements. The Plan pays for certain loan and distribution transaction fees and the annual recordkeeping fees that are charged to the related participants’ accounts.

Plan recordkeeping fees are paid as a part of the expense ratios—the cost of running the fund, expressed as a percentage of the fund’s assets, as of the most recent fund prospectus—charged by the Plan investments. The range of expense ratios for the year ended December 31, 2021 was 0.02 percent to 0.45 percent. The range of expense ratios for the year ended December 31, 2020 was 0.02 percent to 0.45 percent. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments. The annual plan recordkeeping fee of $38 per participant is paid by Plan participants via an automatic quarterly deduction.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates, and such differences could be material.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan Document.

Note 3–Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2021 and 2020.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund.  The mutual funds are exchange-traded open-ended funds.

Ball Corporation Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Collective Investment Trusts: The investments include target date funds, a stable value fund, a large growth fund, a large value equity fund, a large equity index fund, a small/mid equity index fund, a broad market fixed income fund, a bond market index fund, and a Non-U.S. equity index fund.  The fair values of the Plan’s interest in the funds are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

During the years ended December 31, 2021 and 2020, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

The Plan does not include any Level 2 or 3 investments. The following tables set forth the fair value measurements as of December 31, 2021 and 2020, respectively:

	Assets at Fair Value as of December 31,2021
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 313,777,894	$ -	$ -	$ 313,777,894
Common stock	664,233,830	-	-	664,233,830
Total assets in the fair value hierarchy	$ 978,011,724	-	-	$ 978,011,724

Collective investment trusts (measured at net asset value) (a)				2,505,689,069
Investments at fair value				$ 3,483,700,793

	Assets at Fair Value as of December 31,2020
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 1,392,716,480	$ -	$ -	$ 1,392,716,480
Common stock	724,083,983	-	-	724,083,983
Total assets in the fair value hierarchy	$ 2,116,800,463	-	-	$ 2,116,800,463

Collective investment trusts (measured at net asset value) (a)				1,098,476,716
Investments at fair value				$ 3,215,277,179

(a)	In accordance with Subtopic ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent).

Fair Value as of December 31,
	2021	2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (plan level)

Target Date Funds	$ 1,124,842,053	$ 714,212,658	None	Daily	None
Stable Value Fund	$ 221,333,385	$ 250,325,749	None	Daily	12 months
Large Growth Fund	$ 149,661,765	$ 133,938,309	None	30 days	None
Large Equity Fund	$ 96,331,710	$ -	None	Daily	None
Large Equity Index Fund	$ 500,513,624	$ -	None	Daily	None
SMID Equity Index Fund	$ 203,305,055	$ -	None	Daily	None
Broad Market Fixed Income Fund	$ 3,561,023	$ -	None	Daily	None
Bond Market Index Fund	$ 187,653,944	$ -	None	Daily	None
Non-U.S. Equity Index Fund	$ 18,486,510	$ -	None	Daily	None

Note 4 – Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested, to the extent not already vested, in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

Note 5 – Federal Income Tax Status

The Internal Revenue Service (“IRS”) informed the Company by a letter dated July 6, 2016, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has since been amended; however, the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021 and 2020, there are no uncertain tax positions taken that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 6 – Related Party and Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard. Vanguard is the Plan’s trustee/custodian and recordkeeper and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.  Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.

The Plan invests in Ball Corporation common stock, common stock of the Plan sponsor, which also qualifies as a related party transaction.  As of December 31, 2021 and 2020, the Plan held 6,899,697 and 7,770,809 shares of Ball Corporation common stock at a value of $664,233,830 and $724,083,983, respectively, along with cash in the Vanguard Prime Money Market Fund Admiral Shares of $1,552,787 and $1,838,170, respectively, which are held in the Ball Corporation Common Stock Fund.  During the year ended December 31, 2021, purchases and sales of the Ball common stock were $192,093,305 and $109,450,568, respectively. During the year ended December 31, 2020, purchases and sales of the Ball common stock were $160,493,100 and $125,569,231, respectively. The gain on investment was $17,702,463 and $182,388,184, and the dividends earned were $5,090,121 and $4,938,226 for 2021 and 2020, respectively for the Ball Corporation common stock.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2021 and 2020

Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

In August 2019, the Company deposited approximately $31,000 of qualified non-elective contributions into the Plan to remedy what was perceived to be a prior error from 2018. It was determined later that the additional funding was not required. In October 2021, a check was issued to and deposited by the Company to refund that amount from Plan assets. This payment was returned to the Plan in May 2022; however, the Plan Administrator has determined that this was a prohibited transaction due to the fact that these assets were moved from the Plan to the Plan sponsor’s account. The related lost earnings were also remitted to the Plan in 2022. This prohibited transaction is reflected on Schedule G of the 2021 Form 5500, and also included as a supplemental schedule herein.

Note 7 – Concentrations, Risks and Uncertainties

The following investments individually represent 10 percent or more of the Plan’s net assets available for benefits.

	December 31, 2021	December 31, 2020

Ball Corporation Common Stock (b)	$ 664,233,830	$ 724,083,983
BlackRock Equity Index Fund GG	500,513,624	-
Vanguard Institutional Index Fund (b)	-	363,270,885
(b) party-in interest

The Plan provides for various investments in common stock, mutual funds, and collective investment trusts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

Note 8 – Department of Labor Audit

In February 2019, the Rexam Retirement Savings Plan for Collectively Bargained Employees received a letter from the Department of Labor (“DOL”) stating their intent to audit that Plan for years 2016 to the present. That Plan received a closing letter from the DOL on May 11, 2021, notifying the Plan that the investigation was completed.  No specific findings or actions directed by the DOL related to this Plan were identified.

Note 9 – Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions, except as described below, which require recognition or disclosure in these financial statements.

Effective January 1, 2022, the Plan was amended to include a nonelective employer contribution for new participants that were hired or rehired on or after January 1, 2022, and who are employed on the last day of the Plan year who are not eligible to earn a benefit under a U.S. pension plan sponsored by the Company. These employees will receive the nonelective contribution of 5 percent of eligible earnings, which will be subject to elapsed time vesting provisions.

Effective January 1, 2022, the Plan was amended to include certain desirable changes in the matching contributions for certain groups. For employees in these groups that were employed prior to January 1, 2022, and who are eligible to earn a benefit under a U.S. pension plan sponsored by the Company, a matching contribution will be made equal to 50 percent of the participant’s contributions (subject to IRS limits) up to 6 percent of eligible earnings for the Plan year. For participants that were hired or rehired on or after January 1, 2022, a matching contribution will be made equal to 100 percent of the first 3 percent of eligible earnings contributed, and 50 percent of the next 2 percent of eligible earnings contributed.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Schedule G – Part III Schedule of Non-Exempt Transactions

For the Year Ended December 31, 2021

EIN 35-0160610 Plan #030

	(a)	(b)	(c)	(g)
	Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction including maturity date, rate of interest, collateral, par or maturity value	Transaction expense	Amount of earnings	Total transaction	Date of principal correction	Date of earnings correction

*	Ball Corporation	Plan Sponsor	Improper payment out of the Plan for a QNEC overpayment	$ 31,129	$ 625	$ 31,754	5/19/2022	5/31/2022

*	Party-in-interest

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2021

EIN 35-0160610 Plan #030

(a)	(b)/(c) Identity of issue/Description	(d) Cost **	(e) Current Value

	Mutual Funds:
	DFA US Targeted Value Portfolio		6,485,697
	Dodge & Cox International Stock Fund		2,185,108
(1)	Vanguard Explorer Fund Admiral Shares		90,241,536
(1)	Vanguard Inflation-Protected Securities Fund: Inst'l Shares		39,876,812
(1)	Vanguard International Growth Fund Admiral Shares		173,096,190
(1)	Vanguard Prime Money Market Fund Admiral Shares		1,890,301
(1)	Vanguard Wellington Fund Admiral Shares		2,250
	Total Mutual Funds		313,777,894

	Collective Investment Trusts:
	Aristotle Value Equity CIT; B		96,331,710
	BlackRock Equity Index Fund GG		500,513,624
	BlackRock Russell 2500 Index Fund J		203,305,055
	BlackRock Total Return Bond Fund; Class T		3,561,023
	State Street Target Retirement 2020 Fund; Class IV		114,533,906
	State Street Target Retirement 2025 Fund; Class IV		215,174,817
	State Street Target Retirement 2030 Fund; Class IV		181,815,294
	State Street Target Retirement 2035 Fund; Class IV		138,414,319
	State Street Target Retirement 2040 Fund; Class IV		107,026,670
	State Street Target Retirement 2045 Fund; Class IV		111,139,632
	State Street Target Retirement 2050 Fund; Class IV		78,480,548
	State Street Target Retirement 2055 Fund; Class IV		55,030,164
	State Street Target Retirement 2060 Fund; Class IV		25,607,735
	State Street Target Retirement 2065 Fund; Class IV		4,020,284
	State Street Target Retirement Income Fund; Class IV		93,598,684
	T. Rowe Price Growth Stock Trust Class B		149,661,765
	US Bond Index Ball and ESOP		187,653,944
(1)	Vanguard Retirement Savings Trust II		221,333,385
	BlackRock MSCI ACWI ex-US IMI		18,486,510
	Total Collective Investment Trusts		2,505,689,069

(1)	Ball Corporation Common Stock		664,233,830

(1)	Notes Receivable from Participants (Interest rates ranging from 4.25% to 6.50% through November 2036)		22,403,180

	Total assets held (at end of year)		$ 3,506,103,973

(1) Identified party-in-interest
** Cost omitted per participant-directed accounts.

See accompanying Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ball Corporation 401(k) and Employee Stock Ownership Plan
June 10, 2022	By:	/s/ Thresa Lambert
	Name:	Thresa Lambert
	Title:	Retirement and Savings Analyst

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm	E-1

*Filed herewith